August 22, 2006
Mr. Michael Moran, Esq.
Branch Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SCANA Corporation (SCANA)
South Carolina Electric & Gas Company (SCE&G)
Public Service Company of North Carolina, Incorporated (PSNC)
Forms 10-K for the year ended December 31, 2005
File Nos. 1-8809, 1-3375, 1-11429
Dear Mr. Moran:
We respectfully provide the following responses to the accounting comments arising from your review of the above filings, as described in your letter of August 9, 2006. For ease of reference, with each response we have reproduced and italicized your comment language.
General
1.	Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interest of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant, please address the issue separately for the affected reporting subsidiary.
Response: We appreciate the economy of your approach. Comment 2 is addressed for the parent and for both of the subsidiary registrants, while comments 3 and 4 are addressed for the parent and SCE&G. Comment 5 applies only to SCE&G.
Other Income (Expense), page 35
2.	It is not apparent to us what comprises other revenues and other expenses. Please provide to us a summary discussion of the material components of such amounts for the past three years. Prospectively, please ensure that you adequately address any material changes for such amounts in your results of operations.

Mr. Michael Moran, Esq.

August 22, 2006
Response (all registrants): Below are tables and commentary summarizing the primary components of other revenues and expenses for each of the three years ended December 31, 2005:

SCANA (in millions of dollars)	2005	2004	2003

Other revenues:
Pension income (as per results of operations discussion)	$12	$11	$8
Carrying cost recovery (as per results of operations discussion)	11	—	—
Interest income	7	9	17
Power marketing and off-system (opportunity) electricity sales of SCE&G	133	85	67
Merchandising and jobbing sales of PSNC	8	8	8
Operating and maintenance contract revenues of Primesouth (including synfuel related contracts as per regulatory matters discussion)	52	41	38
Other non-operating revenues	25	27	29

Total	$248	$181	$167

Other expenses:
Cost of power marketing and off-system (opportunity) electricity sales of SCE&G	$131	$83	$63
Cost of merchandising and jobbing sales of PSNC	8	7	9
Propane litigation charge (as per results of operations discussion)	—	18	—
Operating and maintenance contract costs of Primesouth (including synfuel related contracts as per regulatory matters discussion)	30	26	25
Other non-operating expenses	31	26	26

Total	$200	$160	$123

Other non-operating revenues and expenses in the above table relate primarily to the incidental (non-utility) activities of SCE&G and the activities of SCANA’s other non-regulated subsidiaries. In future filings, we will more clearly address material changes in these other income and expense captions in our discussion of results of operations.

SCE&G (in millions of dollars)	2005	2004	2003

Other revenues:
Pension income (as per results of operations discussion)	$12	$11	$8
Carrying cost recovery (as per results of operations discussion)	11	—	—
Power marketing and off-system (opportunity) electricity sales	133	85	67
Interest income	2	2	4
Other non-operating revenues	5	6	12

Total	$163	$104	$91

Mr. Michael Moran, Esq.

August 22, 2006

SCE&G (in millions of dollars) (continued)	2005	2004	2003

Other expenses:
Cost of power marketing and off-system (opportunity) electricity sales	$131	$83	$63
Other non-operating expenses	9	7	11

Total	$140	$90	$74

Other non-operating revenues and expenses in the above table relate to SCE&G’s incidental (non-utility) activities. As above, in future filings we will more clearly address material changes in these other income and expense captions in our discussion of results of operations.

PSNC (in millions of dollars)	2005	2004	2003

Other revenues:
Merchandising and jobbing sales	$8	$8	$8
Interest income	2	2	3
Other non-operating revenues	2	1	2

Total	$12	$11	$13

Other expenses:
Cost of merchandising and jobbing sales	$8	$7	$9
Other non-operating expenses	1	1	1

Total	$9	$8	$10

PSNC’s non-utility merchandising and jobbing activities in the above table consist primarily of the sale, installation and repair of gas appliances such as hot water heaters, grills and fireplace logs. As with the other registrants, in future filings we will more clearly address material changes in these other income and expense amounts in our discussion of results of operations.
Note 1. Summary of Significant Accounting Policies, page 55
3.	Please advise why Schedule II is unnecessary for the reserve associated with costs expected to be incurred in connection with planned major maintenance activities pursuant to Rule 12-09 of Regulation S-X.
Response (SCANA and SCE&G): As described in Note 1D, SCE&G has been allowed by the South Carolina Public Service Commission (SC PSC) to include in its rates the accrual of certain future costs such as those related to nuclear outages and major turbine maintenance activities. Because these collections and the timing of the related accounting recognition would not be appropriate absent such SC PSC authority, we have treated them as SFAS No. 71 regulatory liabilities (reflected within the “other” regulatory

Mr. Michael Moran, Esq.

August 22, 2006
liability caption in the table at Note 1B), rather than reporting them under a “reserve” balance sheet caption. As such, we do not consider these accruals to be akin to the valuation, qualifying or reserve accounts for which inclusion in Schedule II is required. Further, while we did disclose these accruals and related activity in Note 1D, their aggregate balances were only approximately 1% of current liabilities at either year end, and the costs recognized in the income statements were less than 5% of operating and maintenance costs in any year presented.
Transactions with Affiliates, page 62
4.	Please address in detail each of the criteria contained in paragraph 5 of FIN 46R with respect to your equity-method partnership investments involved in converting coal to synthetic fuel. You may want to provide us with a detailed description of transactions that resulted in formation, capitalization, acquisition of synfuel assets and how the tax benefits are allocated to the owners.
Response (SCANA and SCE&G): As discussed in the Regulatory Matters section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we hold equity-method investments in two partnerships which produce synfuel. We hold a 25% interest in one and a 40% interest in the other. We share in the partnership losses and the available tax credits at those levels, so the economics of the arrangements are consistent with the ownership interests.
Below are comments addressing each of the FIN 46R, paragraph 5 criteria, although we believe that the business exception as defined in Appendix C and paragraph 4h of FIN 46R is appropriate. Under paragraph 4h, an entity need not be evaluated for consolidation under FIN 46R if it is deemed to be a business. Appendix C provides a framework for evaluation of whether a group of assets and activities constitutes a business.
Specific considerations in Appendix C follow:
•	The activities conducted and the management of assets by the partnerships are done so for the purpose of providing a return (tax credits) to the investors.

•	The partnerships’ activities include all of the inputs and processes necessary for them to conduct normal operations. Those inputs, processes and outputs are described below.
°	Inputs to the businesses include raw materials (feedstock coal and “binder” material, et al).

°	Processes of the businesses include converting the coal to synthetic fuel with the application of the binder material to the feedstock coal, selling the synthetic fuel, operating and maintaining the related equipment, employing plant personnel, and performing administrative and general activities in support of the conversion and the sale of the fuel. These functions are performed pursuant to agreements between the partnerships and independent third-parties.

Mr. Michael Moran, Esq.

August 22, 2006
°	The businesses’ output which generates revenues is the synthetic fuel which is sold.
Specific considerations in paragraph 4h follow:
•	P4h (condition 1) — While we did participate, with the other independent investors, in the design of one of the businesses, both of them are operating businesses (as in the Appendix C analysis above) under joint control of SCE&G and the other independent investors.

•	P4h (condition 2) — Substantially all of the businesses’ activities are not conducted on behalf of SCE&G and its affiliates. As above, the entities’ business purpose is to produce and sell synthetic fuel for the purpose of providing a return (tax credits) for their investors. SCE&G is a minority investor in each partnership and therefore does not receive substantially all of the returns.

•	P4h (condition 3) — SCE&G and its affiliates do not provide more than half of the businesses’ financial support. Financial support is provided proportionally to ownership interests.

•	P4h (condition 4) — The businesses are not engaged in securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.
Based on the above considerations, we believe that these partnerships are indeed businesses and qualify for the exception in Appendix C and paragraph 4h. As such, we believe that these entities need not be evaluated for consolidation and that they are correctly reflected in our financial statements as equity-method investees. However, were the entities otherwise determined to be variable interest entities, we believe that analysis under paragraph 5 also supports our proper treatment in the financial statements.
Specific considerations under paragraph 5 follow:
•	P5a — The businesses are capitalized with 100% equity and no debt, and no equity interests in the businesses were issued in exchange for interests in other entities.

•	P5b — The equity investors are at risk commensurate with their ownership interests, and as a group they have the ability to (and do) control the entities’ activities through voting rights. The equity investors are at risk for losses and are not directly or indirectly protected from them, and the equity investors have the right to receive expected residual returns (tax credits) which are not capped by governing documents.

•	P5c — Equity investors’ voting interests are proportional. As above, the voting rights and the economics are consistent.
Note 12. Quarterly Financial Data (Unaudited), page 126
5.	We assume the total net income amount of $260 million for the year ended December 31, 2005 is a typographical or rounding error when compared to reported net income of $258 million on your Consolidated Statements of Net Income, if otherwise, please explain.

Mr. Michael Moran, Esq.

August 22, 2006
Response (SCE&G): You are correct, the difference in the figures is due to rounding. In future filings, we will round the unaudited quarterly financial data consistently with the statement of income.
Company Acknowledgement
SCANA, SCE&G and PSNC acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call the undersigned at 803-217-6017, or Jimmy Addison, our Chief Financial Officer, at 803-217-9391.
Very truly yours,
SCANA Corporation
South Carolina Electric & Gas Company
Public Service Company of North Carolina, Incorporated

By:	/s/James E. Swan, IV

James E. Swan, IV Controller